UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 10.1 and 10.2, is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

Proposed Change to Corporate Name and Nasdaq Ticker Symbol

As previously disclosed in the Current Report on Form 6-K of Genenta Science S.p.A. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 3, 2025, at the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2025, the Company’s shareholders approved the proposed amendment to Article 4 of the Company’s by-laws to extend the Company’s corporate purpose to include all sectors covered by the Italian Law Decree 21/2012 (i.e. Golden Power legislation). In connection with the extension of the Company’s corporate purpose, the Company intends to adopt the new corporate name of “Saentra Forge S.p.A.” and a new Nasdaq ticker symbol of “SAEN.” The new corporate name and the new Nasdaq ticker symbol will become effective subject to approval of the name change by the Company’s shareholders at an Extraordinary Shareholders’ Meeting that will be held on March 25, 2026, at 5:00 p.m., on first call, and, if necessary, on March 26, 2026, at 5:00 p.m., on second call.

A.T.C. Acquisition

In addition to its current focus as a clinical-stage biotechnology company focused on the development of Temferon, the Company intends to expand as a biotech, defense, aerospace and national security industrial consolidator focused on acquiring majority ownership of privately held Italian businesses operating in national-security regulated sectors contemplated by the Italian Golden Power legislation.

In connection with this strategic expansion, on January 24, 2026, the Company entered into an Investment Agreement (the “Investment Agreement) with A.T.C. S.r.l. (“A.T.C.”), a private Italian manufacturer of high-precision tactical rifles, special-forces weapon systems, and competition-grade sporting firearms. Pursuant to the Investment Agreement, the Company will acquire an initial 19.5% equity ownership in A.T.C. for €1.275 million, with the opportunity to acquire up to 51% equity ownership over multiple closings for a total of €5.1 million, subject to A.T.C. meeting certain turnover and EBITDA performance milestones and maintaining the licenses required under Italian law to conduct its business activity. Additionally, the Investment Agreement provides for a put option in favor of the Company, pursuant to which the Company is entitled to sell its entire equity interest in A.T.C. back to A.T.C.’s existing shareholders if (i) A.T.C.’s required licenses are revoked or suspended for at least two months or (ii) A.T.C. achieves less than 30% of the applicable turnover and EBITDA milestones. The consideration for such sale will equal the Company’s total investment at the time the put option is exercised. The Investment Agreement contains representations and warranties, covenants and closing conditions, customary for a transaction of this nature.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”) and is incorporated by reference herein.

Shareholders’ Agreement

On January 25, 2026, the Company entered into a Shareholders’ Agreement (the “SHA”) with Pierluigi Paracchi, the Company’s Chief Executive Officer, Chairman of the Board of Directors (the “Board”) and co-founder, and Fondazione Praexidia (the “Foundation”). Prior to the SHA, Mr. Paracchi donated 3,000 of his American Depositary Shares in the Company to the Foundation. The Foundation is an Italian private foundation that brings together senior figures from Italian government institutions, the defense industry, and the armed forces.

The SHA (having a five-year term, automatically renewable for additional five-year periods unless terminated by either party with at least one month’s prior written notice) provides for mutual commitments and consultation procedures between the Foundation and Mr. Paracchi regarding transactions subject to the Italian Golden Power regime (“Significant Transactions”). For Board meetings at which a Significant Transaction is on the agenda, Mr. Paracchi must inform the Foundation, which may then provide its non-binding opinion to the Board. Mr. Paracchi will ensure such opinion is presented to the Board, but the Board and Mr. Paracchi retain full discretion in their respective resolutions and votes.

If a Significant Transaction is subject to approval at a shareholders’ meeting, Mr. Paracchi and the Foundation will consult with the aim, but not the obligation, to determine common voting indications. If they do not reach a common position, each party may vote independently. The SHA does not grant the Foundation any management power over the Company.

The SHA includes a lock-up on the shares held by Mr. Paracchi and the Foundation. The lock-up is subject to certain customary exceptions, including for transfers to an affiliate (provided the affiliate adheres to the SHA), transfers required by law, and in connection with a public tender offer for a majority of the Company’s share capital. Mr. Paracchi is also permitted to transfer any shares he holds in excess of the number required to maintain majority voting power in the Company’s shareholders’ meetings.

The foregoing description of the SHA does not purport to be complete and is qualified in its entirety by reference to the full text of the SHA, a copy of which is filed as Exhibit 10.2 to this Report and is incorporated by reference herein.

Initiation of Legal Proceedings

On January 27, 2026, the Company commenced legal proceedings before the Court of Milan against Fondazione Enea Tech Biomedical (“ETB”), with which the Company previously entered into a EUR 20 million convertible bond loan agreement in March 2025 (the “Agreement”). Under the Agreement, the Company has received, to date, only EUR 7.5 million. The lawsuit seeks, inter alia, to have the Agreement declared null and void and to recover damages. The basis of the Company’s claim is that ETB, which entered into a memorandum of understanding in 2022 and later (through two different term sheets) postponed signing of the Agreement until March 2025 – at which time it also changed the amount, number of installments, and other loan terms – acted in bad faith and rendered the Agreement void for lack of cause. There can be no assurance as to the outcome of this or any other future proceedings or litigation.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties, such as statements related to the Company’s anticipated acquisition of equity ownership in A.T.C. The risks and uncertainties involved include A.T.C.’s ability to satisfy the applicable performance-based criteria, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to this Report for the month of January 2026, and incorporated by reference herein, is:

Exhibit No.	Description

10.1	Investment Agreement dated January 24, 2026, between the Company and A.T.C. S.r.l.

10.2	Shareholders’ Agreement dated January 25, 2026 between the Company, Pierluigi Paracchi, and Fondazione Praexidia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: January 27, 2026	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer